News Release

ZURICH®

Zurich appoints Axel P. Lehmann to Group Chief Risk Officer and Mike Foley to CEO North America Commercial

Zurich Financial Services
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Zurich, December 12, 2007 – Zurich Financial Services Group (Zurich) announced today that it is elevating the role of Chief Risk Officer to Group Executive Committee status, and appointing Axel P. Lehmann (48, Swiss) to the position effective January 1, 2008. Also as per January 1, 2008, Mike Foley (45, American) will succeed Mr. Lehmann as Chief Executive Officer (CEO) of Zurich's North America Commercial (NAC) division, and will become a member of the Group Executive Committee.

Mr. Lehmann brings extensive operational experience to the new role, which reflects the elevated importance attributed to the Chief Risk Officer position. In addition, he will also assume responsibility for Group IT, positioning the function as an enabler for profitable growth and operational transformation.

"Particularly in today's complex environment, I am pleased that we can appoint someone with Axel's record of success and proven leadership skills to this enhanced risk management role," commented Zurich CEO James J. Schiro. "It demonstrates the strategic significance we place on risk management, as well as the breadth of our global talent pool."

On Mr. Foley's appointment Mr. Schiro said, "Mike's vast operational experience and knowledge of the industry make him ideally suited to lead NAC."

ZURICH®

Note to editors:

Axel P. Lehmann has served as CEO of NAC since September 2004, leading a return to profitability through financial and underwriting discipline, as well as targeted growth through enhanced customer, product and distribution capabilities. Previously, he served as CEO of Europe General Insurance, helping to establish the successful pan-European operating platform, as well as in a series of operational roles for Zurich in Germany and Switzerland.

Mr. Lehmann is a graduate of the University of St. Gallen, where he serves as honorary professor for business administration and service management, and as Chairman of the Board of the Institute of Insurance Economics (I.VW-HSG).

Mike Foley joined Zurich in September 2006 as NAC's Chief Operating Officer, where he has been responsible for the division's operating matters, including managing divisional performance, driving strategic initiatives, and overseeing Corporate Operations, business engineering and IT. He joined Zurich from McKinsey & Company, where he led the firm's North American Property and Casualty Insurance practice.

Mr. Foley holds a master's degree from The Kellogg School of Management at Northwestern University, and a bachelor's degree from Fairfield University.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 58,000 people serving customers in more than 170 countries.

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